Exhibit 5.1

May 20, 2025

ConnectOne Bancorp, Inc.

301 Sylvan Avenue

Englewood Cliffs, NJ 07632

Re:	ConnectOne Bancorp, Inc.—Prospectus Supplement to Shelf Registration Statement on Form S-3 (File No. 333-283717)

Ladies and Gentlemen:

We have acted as counsel to ConnectOne Bancorp, Inc., a New Jersey corporation (the “Company”), in connection with the issuance and sale by the Company of an aggregate of $200 million principal amount of 8.125% fixed-to-floating rate subordinated notes due June 1, 2035 (the “Notes”), pursuant to the Indenture, dated as of January 17, 2018 (the “Base Indenture”), as supplemented by the Third Supplemental Indenture, dated as of May 20, 2025 (the “Third Supplemental Indenture”, and together with the Base Indenture, the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association (the “Trustee”).

We have reviewed (i) the Registration Statement on Form S-3 (File No. 333-283717) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the prospectus of the Company, dated December 10, 2024, as supplemented by a preliminary prospectus supplement date May 15, 2025 (the “preliminary prospectus supplement”), a final prospectus supplement dated May 15, 2025 (the “final prospectus supplement”, and together with the preliminary prospectus supplement, the “prospectus supplement”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act, and the free writing prospectuses, each dated May 15, 2025 as filed with the SEC pursuant to Rule 433 under the Securities Act. (iii) the Indenture (iv) the Underwriting Agreement, dated May 15, 2025 by and between the Company, ConnectOne Bank, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co., as representatives of the several underwriters named therein, (v) corporate proceedings of the Company relating to the issuance of the Notes, and (vi) such other documents and records and such matters of law and fact as we have deemed necessary or advisable to enable us to render this opinion.

In our examination, we have assumed, without verification, the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals, and the conformity to the originals of all documents and instruments submitted to us as certified or conformed copies.

Based upon, and subject to, the foregoing, and subject to the limitations, qualifications and assumptions stated herein, we are of the opinion that the Notes have been duly authorized for issuance under the Indenture and duly executed by the Company, and assuming their due authentication by the Trustee in accordance with the terms of the Indenture, and upon payment and delivery in accordance with the terms of the Underwriting Agreement, and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture and enforceable against the Company in accordance with their terms.

The opinion expressed herein is limited to the applicable provisions of the laws of the States of New Jersey and New York, and the federal laws of the United States of America, each as currently in effect.

We hereby consent to the references to our firm under the caption “Legal Matters” in the Prospectus Supplement and to the inclusion of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2025, which is incorporated by reference into the Registration Statement and the prospectus, dated December 10, 2024, as supplemented by the prospectus supplement.

Very truly yours,

Windels Marx Lane & Mittendorf, LLP